SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

(Amendment No. 4)

NQ Mobile Inc.
(Name of Issuer)

American Depository Shares, each ADS represents five class A common shares,

par value $0.0001 per share.

(Title of Class of Securities)

64118U108**
(CUSIP Number)

Ryann Yap
c/o GSR Ventures
Suite 4801, 48/F Central Plaza, 18 Harbour Road, Wanchai, Hong Kong
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

**The CUSIP number is for the American Depository Shares relating to the Class A Common Shares that trade on the New York Stock Exchange. Each ADS reflects five Class A Common Shares.

CUSIP No. 64118108	13D	Page 2 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). GSR Ventures II, L.P. (“GSR II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER.

16,216,615 shares[1] all of which are directly owned by GSR II, except that GSR Partners II, L.P. (“Partners II”), the general partner of GSR II, and GSR Partners II, Ltd (GSR II Ltd”), the general partner of Partners II, may be deemed to have sole voting power, and Richard Lim, Sonny Wu, James Ding, Alex Pan, Kevin Fong, and Ryann Yap, the members of GSR II Ltd (the “Members”), may be deemed to have shared voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

16,216,615 shares[1], all of which are directly owned by GSR II, except that Partners II and GSR II Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	16,216,615[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	3.7%[3]
14	TYPE OF REPORTING PERSON (See Instructions)	PN

1 Consists of (i) 9,433,965 Class B Common Shares, which may be converted into 9,433,965 Class A Common Shares, and (ii) 6,782,650 Class A Common Shares represented by 1,356,530 ADSs.

2 Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share. Each ADS reflects five Class A Common Shares.

3 Assumes conversion of all such reporting person’s Class B Common Shares and each ADS into Class A Common Shares.

CUSIP No. 64118108	13D	Page 3 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). GSR ASSOCIATES II, L.P. (“Associates II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER.

972,989[4] shares, all of which are directly owned by Associates II, except that Partners II and GSR II Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

972,989[4] shares, all of which are directly owned by Associates II, except that Partners II and GSR II Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	972,989[5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.2% [6]
14	TYPE OF REPORTING PERSON (See Instructions)	PN

4 Consists of (i) 566,039 Class B Common Shares, which may be converted into 566,039 Class A Common Shares, and (ii) 406,950 Class A Common Shares represented by 81,390 ADSs.

5 Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share. Each ADS reflects five Class A Common Shares.

6 Assumes conversion of all such reporting person’s Class B Common Shares and each ADS into Class A Common Shares.

CUSIP No. 64118108	13D	Page 4 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). GSR Partners II, L.P. (“Partners II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

17,189,604[7] shares, all of which are directly owned by GSR II and Associates II, except that GSR II Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER.

17,189,604[7] shares, all of which are directly owned by GSR II and Associates II, except that GSR II Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	17,189,604[8]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	3.9% [9]
14	TYPE OF REPORTING PERSON (See Instructions)	PN

7 Consists of (i) 10,000,004 Class B Common Shares, which may be converted into 10,000,004 Class A Common Shares, and (ii) 7,189,600 Class A Common Shares represented by 1,437,920 ADSs.

8 Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share. Each ADS reflects five Class A Common Shares.

9 Assumes conversion of all such reporting person’s Class B Common Shares and each ADS into Class A Common Shares.

CUSIP No. 64118108	13D	Page 5 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). GSR Partners II, Ltd. (“GSR II Ltd”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER.

17,189,604[10] shares, all of which are directly owned by GSR II and Associates II, except that Partners II may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

17,189,604[10] shares, all of which are directly owned by GSR II and Associates II, except that Partners II may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	17,189,604[11]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	3.9% [12]
14	TYPE OF REPORTING PERSON (See Instructions)	OO

10 Consists of (i) 10,000,004 Class B Common Shares, which may be converted into 10,000,004 Class A Common Shares, and (ii) 7,189,600 Class A Common Shares represented by 1,437,920 ADSs.

11 Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share. Each ADS reflects five Class A Common Shares.

12 Assumes conversion of all such reporting person’s Class B Common Shares and each ADS into Class A Common Shares.

CUSIP No. 64118108	13D	Page 6 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Richard Lim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 25,000 shares represented by 5,000 ADS.
	8

SHARED VOTING POWER

17,189,604[13] shares, all of which are directly owned by GSR II and Associates II, except that Partners II and GSR II Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	9	SOLE DISPOSITIVE POWER. 25,000 shares represented by 5,000 ADS.
	10

SHARED DISPOSITIVE POWER.

17,189,604[13] shares, all of which are directly owned by GSR II and Associates II, except that Partners II and GSR II Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	17,214,604[14]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	3.9% [15]
14	TYPE OF REPORTING PERSON (See Instructions)	IN

13 Consists of (i) 10,000,004 Class B Common Shares, which may be converted into 10,000,004 Class A Common Shares, and (ii) 7,189,600 Class A Common Shares represented by 1,437,920 ADSs.

14 Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

15 Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares.

CUSIP No. 64118108	13D	Page 7 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Sonny Wu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 36,000 Class A Common Shares represented by 7,200 ADSs.
	8

SHARED VOTING POWER

17,189,604[16] shares, all of which are directly owned by GSR II and Associates II, except that Partners II and GSR II Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	9	SOLE DISPOSITIVE POWER. 36,000 Class A Common Shares represented by 7,200 ADSs.
	10

SHARED DISPOSITIVE POWER.

17,189,604[16] shares, all of which are directly owned by GSR II and Associates II, except that Partners II and GSR II Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	17,225,604[17]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	3.9% [18]
14	TYPE OF REPORTING PERSON (See Instructions)	IN

16 Consists of (i) 10,000,004 Class B Common Shares, which may be converted into 10,000,004 Class A Common Shares, and (ii) 7,189,600 Class A Common Shares represented by 1,437,920 ADSs.

17 Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

18 Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares.

CUSIP No. 64118108	13D	Page 8 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). James Ding
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 536,500 Class A Common Shares represented by 107,300 ADS.
	8

SHARED VOTING POWER

17,189,604[19] shares, all of which are directly owned by GSR II and Associates II, except that Partners II and GSR II Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	9	SOLE DISPOSITIVE POWER. 536,500 Class A Common Shares represented by 107,300 ADS.
	10

SHARED DISPOSITIVE POWER.

17,189,604[19] shares, all of which are directly owned by GSR II and Associates II, except that Partners II and GSR II Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	17,726,104 [20]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	5.1% [21]
14	TYPE OF REPORTING PERSON (See Instructions)	IN

19 Consists of (i) 10,000,004 Class B Common Shares, which may be converted into 10,000,004 Class A Common Shares, and (ii) 7,189,600 Class A Common Shares represented by 1,437,920 ADSs.

20 Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

21 Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares.

CUSIP No. 64118108	13D	Page 9 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Alex Pan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 18,000 Class A Common Shares represented by 3,600 ADS.
	8

SHARED VOTING POWER

17,189,604[22] shares, all of which are directly owned by GSR II and Associates II, except that Partners II and GSR II Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	9	SOLE DISPOSITIVE POWER. 18,000 Class A Common Shares represented by 3,600 ADS.
	10

SHARED DISPOSITIVE POWER.

17,189,604[22] shares, all of which are directly owned by GSR II and Associates II, except that Partners II and GSR II Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	17,207,604[23]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	3.9% [24]
14	TYPE OF REPORTING PERSON (See Instructions)	IN

22 Consists of (i) 10,000,004 Class B Common Shares, which may be converted into 10,000,004 Class A Common Shares, and (ii) 7,189,600 Class A Common Shares represented by 1,437,920 ADSs.

23 Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

24 Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares.

CUSIP No. 64118108	13D	Page 10 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Kevin Fong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0
	8

SHARED VOTING POWER

17,189,604[25] shares, all of which are directly owned by GSR II and Associates II, except that Partners II and GSR II Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	9	SOLE DISPOSITIVE POWER. 0
	10

SHARED DISPOSITIVE POWER.

17,189,604[25] shares, all of which are directly owned by GSR II and Associates II, except that Partners II and GSR II Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	17,189,604[26]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	3.9% [27]
14	TYPE OF REPORTING PERSON (See Instructions)	IN

25 Consists of (i) 10,000,004 Class B Common Shares, which may be converted into 10,000,004 Class A Common Shares, and (ii) 7,189,600 Class A Common Shares represented by 1,437,920 ADSs.

26 Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

27 Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares.

CUSIP No. 64118108	13D	Page 11 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Ryann Yap[28]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 10,000 shares represented by 2,000 ADS
	8

SHARED VOTING POWER

17,189,604[29] shares, all of which are directly owned by GSR II and Associates II, except that Partners II and GSR II Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	9	SOLE DISPOSITIVE POWER. 10,000 shares represented by 2,000 ADS.
	10

SHARED DISPOSITIVE POWER.

17,189,604[29] shares, all of which are directly owned by GSR II and Associates II, except that Partners II and GSR II Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	17,199,604[30]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	3.9% [31]
14	TYPE OF REPORTING PERSON (See Instructions)	IN

28 Ryann Yap became a Member as of July 1, 2011.

29 Consists of (i) 10,000,004 Class B Common Shares, which may be converted into 10,000,004 Class A Common Shares, and (ii) 7,189,600 Class A Common Shares represented by 1,437,920 ADSs.

30 Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

31 Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares.

CUSIP No. 64118108	13D	Page 12 of 17 Pages

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13D initially filed on May 4, 2011, as amended by Amendment No. 1 on July 10, 2012, Amendment No. 2 on July 11, 2012 and Amendment No. 3 on September 6, 2013 (as amended, the “Schedule 13D”) and is being filed by (i) GSR Ventures II, L.P., a Cayman Islands limited partnership (“GSR II”); (ii) GSR Associates II, L.P., a Cayman Islands limited partnership (“Associates II”); (iii) GSR Partners II, L.P., a Cayman Islands limited partnership (“Partners II”); (iv) GSR Partners II, Ltd, a Cayman Islands exempted company (“GSR II Ltd”); (v) Richard Lim (“Lim”), a citizen of the United States; (vi) Sonny Wu (“Wu”), a citizen of Canada; (vii) James Ding (“Ding”), a citizen of Hong Kong; (viii) Alex Pan (“Pan”), a citizen of Hong Kong; (ix) Kevin Fong (“Fong”), a citizen of the United States; and (x) Ryann Yap (“Yap”), a citizen of Singapore (collectively with GSR II, Associates II, Partners II, GSR II Ltd, Lim, Wu, Ding, Pan and Fong, the “Reporting Persons”). Except as set forth below, this Amendment No. 4 does not supplement, restate or amend any of the other information disclosed in the Schedule 13D. Capitalized terms not defined in this Amendment No. 4 have the meanings ascribed to them in the Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a) is amended to amend and restate the references to Row 13 of the cover page for Reporting Persons as follows:

See Row 13 of the cover page filed with this Amendment No. 4 for each Reporting Person.

Item 5(b) is amended to add the following information:

In its Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on October 27, 2014 (the “Form 20-F”), the Issuer reported 433,799,304 common shares outstanding as of October 15, 2014, including 393,446,33 Class A common shares and 50,352,971 Class B common shares. Although none of the Reporting Persons acquired any shares of Common Stock in connection with any of the events described in the Form 20-F, there was a material change in the percentage of common shares that the Reporting Persons are deemed to beneficially own.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing
EXHIBIT B	Power of Attorney

CUSIP No. 64118108	13D	Page 13 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

GSR Ventures II, L.P. and GSR Associates II, L.P.	/s/ Ryann Yap
By GSR Partners II, L.P.	Signature
Their General Partner
By GSR Partners II, Ltd	Ryann Yap
Its General Partner	Director

GSR Partners II, L.P.	/s/ Ryann Yap
By GSR Partners II, Ltd	Signature
Its General Partner
Ryann Yap
Director

GSR Partners II, Ltd	/s/ Ryann Yap
Signature

Ryann Yap
Director

Richard Lim	/s/ Ryann Yap
Ryann Yap, Attorney-in-Fact

Sonny Wu	/s/ Ryann Yap
Ryann Yap, Attorney-in-Fact

James Ding	/s/ Ryann Yap
Ryann Yap, Attorney-in-Fact

Alex Pan	/s/ Ryann Yap
Ryann Yap, Attorney-in-Fact

Kevin Fong	/s/ Ryann Yap
Ryann Yap, Attorney-in-Fact

Ryann Yap	/s/ Ryann Yap
Ryann Yap, Attorney-in-Fact

CUSIP No. 64118108	13D	Page 14 of 17 Pages

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing.
B	Power of Attorney.

CUSIP No. 64118108	13D	Page 15 of 17 Pages

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of NQ Mobile, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: February 13, 2015

GSR Ventures II, L.P. and GSR Associates II, L.P.	/s/ Ryann Yap
By GSR Partners II, L.P.	Signature
Their General Partner
By GSR Partners II, Ltd	Ryann Yap
Its General Partner	Director

GSR Partners II, L.P.	/s/ Ryann Yap
By GSR Partners II, Ltd	Signature
Its General Partner
Ryann Yap
Director

GSR Partners II, Ltd	/s/ Ryann Yap
Signature

Ryann Yap
Director

Richard Lim	/s/ Ryann Yap
Ryann Yap, Attorney-in-Fact

Sonny Wu	/s/ Ryann Yap
Ryann Yap, Attorney-in-Fact

James Ding	/s/ Ryann Yap
Ryann Yap, Attorney-in-Fact

Alex Pan	/s/ Ryann Yap
Ryann Yap, Attorney-in-Fact

Kevin Fong	/s/ Ryann Yap
Ryann Yap, Attorney-in-Fact

Ryann Yap	/s/ Ryann Yap
Ryann Yap, Attorney-in-Fact

CUSIP No. 64118108	13D	Page 16 of 17 Pages

exhibit B

POWER OF ATTORNEY

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates GSR Partners II, Ltd. or such other person or entity as is designated in writing by Richard Lim (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Ryann Yap (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

January 31, 2014	GSR Partners II, Ltd.,
a Cayman Islands exempted limited company

	By:	/s/ Richard Lim
Richard Lim, Director

January 31, 2014	GSR Partners II, L.P.,
a Cayman Islands exempted limited partnership

	By:	GSR Partners II, Ltd.,
a Cayman Islands exempted limited company
Its General Partner

	By:	/s/ Richard Lim
Richard Lim, Director

CUSIP No. 64118108	13D	Page 17 of 17 Pages

January 31, 2014	GSR Ventures II, L.P.,
a Cayman Islands exempted limited partnership

	By:	GSR Partners II, L.P.,
a Cayman Islands exempted limited partnership
Its General Partner

	By:	GSR Partners II, Ltd.,
a Cayman Islands exempted limited company
Its General Partner

	By:	/s/ Richard Lim
Richard Lim, Director

January 31, 2014	GSR Associates II, L.P.,
a Cayman Islands exempted limited partnership

	By:	GSR Partners II, L.P.,
a Cayman Islands exempted limited partnership
Its General Partner

	By:	GSR Partners II, Ltd.,
a Cayman Islands exempted limited company
Its General Partner

	By:	/s/ Richard Lim
Richard Lim, Director

January 31, 2014	/s/ Sonny Wu
Sonny Wu

January 31, 2014	/s/ Richard Lim
Richard Lim

January 31, 2014	/s/ James Ding
James Ding

January 31, 2014	/s/ Alexander Pan
Alexander Pan

January 31, 2014	/s/ Kevin Fong
Kevin Fong

January 31, 2014	/s/ Ryann Yap
Ryann Yap